

April 20, 2011

Andrew J. Befumo
Befumo & Schaeffer, PLLC
1629 K Street NW, Suite 300
Washington, DC 20006

> **Re: Continental Alloy Wheel Corporation**
> **Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-173038**

Dear Mr. Befumo:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1. We note that you are conducting an offering under Rule 419 of the Securities Act of 1933. It is unclear whether the escrow account meets the requirements of Rule 419, including the various procedural safeguards of Rule 419(b)(1). Please provide your analysis as to how the trust or escrow account into which you intend to deposit offering proceeds meets the applicable statutory requirements.

Fee Table

2. Please revise footnote (2) to indicate, if true, that you have relied upon Rule 457(o) for purposes of calculating the registration fee. Please also confirm your understanding that if the maximum aggregate offering price increases prior to the effective date of the registration statement, you must file a pre-effective amendment to increase the maximum dollar value being registered and pay an additional filing fee.

Prospectus Cover

3.   Please revise throughout the prospectus to clarify the terms of this transaction. In this regard, we refer to your statements that the company is conducting this offering on a best efforts basis. However, your disclosure on page 9 and elsewhere in the prospectus indicates that the minimum amount of this offering is $15,000, which is equivalent to the maximum amount currently presented in your fee table. Revise and clarify accordingly.

4.   Please limit the outside cover page of your prospectus to one page. See Item 501(b) of Regulation S-K.

5.   Please revise throughout the prospectus to clarify the duration of this offering. We note in this regard that you state that the offering must close within 180 days, but that you may elect to extend the offering period an additional 180 days; we also note that you state that the "[o]ffering may terminate on the date when the sale of all 1,500,000 newly issued shares is completed." Please also clarify the circumstances under which you would extend the initial offering period and how investors will be notified.

6.   We note your disclosure on page 19 that "purchases by…control persons may make it possible for the Offering to meet the escrow amount" and your disclosure on page 21 that Andrew Befumo, your sole officer, director and shareholder, may purchase any amount of securities in this offering. In an appropriate section of your prospectus, please clarify whether Mr. Befumo plans to purchase shares in order to achieve the minimum amount of $15,000 that appears to be required for this transaction to be completed and tell us how such purchases will comply with Regulation M.

7.   In an appropriate section of your prospectus, please clarify what "certain prescribed criteria" must be met in order for you to complete an acquisition. Also reconcile this disclosure with the first risk factor on page 14, which indicates that you have "no standards for [a] business combination."

8.   Please reconcile your disclosure here and throughout your prospectus that purchasers in this offering will not receive interest on their funds held in the escrow account with your disclosure on page 4, which states that investors are entitled to return of their funds, plus interest.

9.   Here and elsewhere in your prospectus, please remove references to becoming "listed" on the OTC Bulletin Board, which is not an issuer listing service. Please also revise your disclosure to indicate that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. We note in this regard your disclosure in the penultimate paragraph on page 20 and your disclosure in the third paragraph on page 25.

Escrow Funds To Be Used for Salaries or Reimbursable Expenses, page 6

10.   Please revise the first two sentences of this section to whom and for what reimbursement may be permitted. In addition, please reconcile the third sentence of the same paragraph with Rule 419(b)(2).

The Company, page 8

11.   Please file as an exhibit the lock-up agreement referenced at the bottom of page 8.

The Offering, page 9

12.   Please clarify how Mr. Befumo will determine whether an acquisition is in "the best interests of the shareholders."

13.   Refer to the second sentence in the third paragraph regarding the delivery of stock certificates. Your disclosure might be read to suggest that you will not deposit the shares into escrow, but will instead issue securities directly to the purchaser within 90 days after the close of the offering. Please clarify and, as appropriate, reconcile this disclosure with the requirements of Rule 419(b)(3) and (e)(3).

Risk Factors, page 11

14.   Please expand an existing risk factor or include a new risk factor to highlight and quantify the total percentage of voting control that is held by your sole officer and director. Describe the limitations that shareholders will face as a result of such ownership.

15.   Please add risk factor disclosure that addresses the minimum level of capital that must be raised in order for you to continue operating through 2011, in light of your current cash position.

16.   Please add a risk factor to describe the potential dilutive and anti-takeover effects that exist in view of the large amount of authorized but unissued common stock.

Potential conflicts of interest may result in loss of business, page 11

17.   Please expand your disclosure to clarify in what "other employment opportunities" Mr. Befumo currently is involved and the types of conflicts that he faces as a result of such involvement.

Reporting requirements may delay or preclude acquisition, page 14

18.   Please clarify whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic

reporting suspension under section 15(d) of the Exchange Act; also explain the effect of the inapplicability of the proxy rules and section 16 of the Exchange Act.

Use of Proceeds, page 19

19.   Please expand your disclosure to describe the nature of the business that you seek to acquire and to clarify the status of such acquisition. See Instruction 6 to Regulation S-K Item 504.

Plan of Distribution, page 20

20.   Please clarify how your statement that subscription agreements "will be executed without reconfirmation" is reconcilable with your disclosure elsewhere in your prospectus regarding mandatory reconfirmations pursuant to Rule 419.

Description of Business, page 25

21.   Please revise to clarify the type of "selected mergers and acquisitions" that your company will seek.

Description of Property, page 26

22.   Please expand your disclosure to state how your corporate office is held. See Regulation S-K Item 102. Please also clarify whether your corporate office is shared with or has the same address as any other businesses.

Management's Discussion and Analysis of Financial Condition…, page 28

Plan of Operation, page 28

23.   Please clarify what you mean by a "significant business activity."

24.   You disclose that you would attempt to provide audited financial statements for any target entity within 75 days of consummating a merger transaction. On page 30 of the filing, you further disclose that you may enter into a transaction with a private entity, where the private entity obtains control of your company. In that scenario, audited financial statements of the private company would be required to be filed on Form 8-K within four business days of consummation of the merger and the 75 day period would not be applicable. Please appropriately revise to appropriately clarify your disclosure regarding the applicable financial statement requirements for any merger candidate.

25.   In addition, please provide an analysis reconciling your revised disclosure related to the provision of financial statements with your obligations under Rule 419 with respect to a reconfirmation offering. In this regard, please also explain the

circumstances under which a transaction would be voidable after closing as discussed in the second full paragraph on page 32.

General Business Plan, page 29

26.   In light of your statement that your officer and director is unaware of data that "would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity," please disclose the basis for your belief that you "will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company at substantially less cost than is required to conduct an initial public offering." Clarify why a private operating company would benefit by completing a business combination with you rather than by filing its own registration statement, given the information that will be required in a Form 8-K at the time of the business combination. Please also provide in greater detail the basis for management's belief that "there are numerous firms seeking the perceived benefits of a publicly registered corporation."

27.   Please clarify the basis for your belief that business opportunities may be brought to your officer and director by "[y]our shareholders," given that your officer and director currently is your sole shareholder.

Acquisition of Opportunities, page 31

28.   Please provide the basis for your statement that you "are subject to all of the reporting requirements included in the 34 Act," given that this registration statement is not effective.

29.   We note your disclosure that your "sole officer and director will have absolute control over all matters requiring stockholder approval." Please clarify whether you intend to attempt to structure your business combination so it does not require shareholder approval and whether the need for shareholder approval will be a factor in your evaluation of business opportunities.

Liquidity and Capital Resources, page 33

30.   We note from your disclosure on page 50 that the expenses associated with this offering aggregate to $5,000. Please disclose the source of funds to be used for these expenses. Please also expand your existing disclosure by providing the basis for the anticipated funding necessary for development of your business operations, which you estimate at $250 a month, and balance that disclosure with your current cash on hand.

Background of Directors, Executive Officers, Promoters and Control Persons…, page 34

31.   In accordance with Item 401(e) of Regulation S-K, please describe in greater detail Mr. Befumo's business experience in the last five years, including time periods of

employment at each entity listed. Please also describe the nature of the businesses of Xcelplus International and Belmont Partners, LLC.

Financial Statements, page 38

32.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Statement of Stockholders' Equity, page 43

33.   Please revise to clarify that the stock was issued in exchange for a subscription receivable, and that no cash was received on December 28, 2010 when the shares were issued. In a footnote to the table, disclose that the receivable was paid in cash on January 11, 2011 and cite the further disclosures in Notes 3 and 6.

Signatures

34.   Please revise to indicate who is signing in the capacity of principal accounting officer.

Exhibit 5.1

35.   We refer to subparagraph 2 of the legality opinion provided by counsel. Please note that this opinion does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K. Please arrange for counsel to opine that the shares are duly authorized and that the shares will, when sold, be legally issued, fully paid and non-assessable.

Exhibit 23

36.   Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Exhibit 99.1(b)

37.   We note that section 4(a) of the subscription agreement may suggest to investors that they have surrendered certain rights under federal securities laws. Please provide your analysis as to why you believe this representation, and any similar representations required of investors, is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Daniel Morris, Special Counsel, at (202) 551-3314, with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director